                                                                      EXHIBIT 12

                       WILLIAMS COMMUNICATIONS GROUP, INC.
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                                                Year Ended December 31,
                                                          ------------------------------------------------------------------
                                                             2000          1999          1998          1997          1996
                                                          ----------    ----------    ----------    ----------    ----------
                                                                                     (In thousands)
Earnings:
    Loss before income taxes                              $ (311,795)   $ (331,497)   $ (151,366)   $  (58,141)   $  (11,754)
    Add:
       Interest expense-net                                  221,116        96,421         5,263        (4,951)       16,806
       Rental expense representative
          of interest factor                                 132,920        78,429        33,240        20,647        13,510
       Minority interest loss of
          consolidated subsidiaries                          (24,492)       (9,044)       (2,050)           --            --
       Equity losses                                          20,297        36,440         7,908         2,383         1,601
                                                          ----------    ----------    ----------    ----------    ----------

Total earnings (loss) as adjusted plus
    fixed charges                                         $   38,046    $ (129,251)   $ (107,005)   $  (40,062)   $   20,163
                                                          ==========    ==========    ==========    ==========    ==========
Fixed charges:
    Interest expense-net                                  $  221,116    $   96,421    $    5,263    $   (4,951)   $   16,806
    Capitalized interest                                     166,700        39,518        11,182         7,781            --
    Rental expense representative
       of interest factor                                    132,920        78,429        33,240        20,647        13,510
                                                          ----------    ----------    ----------    ----------    ----------

          Total fixed charges                                520,736       214,368        49,685        23,477        30,316

    Pretax effect of dividends on preferred
       stock of the company                                    4,956            --            --            --            --
                                                          ----------    ----------    ----------    ----------    ----------

    Combined fixed charges and preferred
       stock dividend requirements                           525,692       214,368        49,685        23,477        30,316

Ratio of earnings to fixed charges                               (a)           (a)           (a)           (a)           (a)
                                                          ==========    ==========    ==========    ==========    ==========

Ratio of earnings to combined fixed charges
    and preferred stock dividend requirements                    (b)           (b)           (b)           (b)           (b)
                                                          ==========    ==========    ==========    ==========    ==========


----------

(a) Earnings were inadequate to cover fixed charges by $482,690,000, $343,619,000, $156,690,000, $63,539,000 and $10,153,000 in 2000, 1999,
       1998, 1997 and 1996, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $487,646,000, $343,619,000, $156,690,000, and $63,539,000 and $10,153,000 in 2000, 1999, 1998, 1997 and 1996,
       respectively.